SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           Schedule 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 4)*

                     Electric Fuel Corporation
                          (Name of Issuer)

                   Common Stock $0.01 Par Value
                   (Title of Class of Securities)

                           284871-10-0
                          (CUSIP Number)

Steven M. Plon, Esquire, Silverman Coopersmith Hillman & Frimmer
Two Penn Center Plaza, Suite 910, Philadelphia, PA 19102, (215) 636-4482 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              December 19, 1996
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                               13D





1. NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Leon S. Gross
          S.S. No. ###-##-####


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

(b)


3. SEC USE ONLY


4. SOURCE OF FUNDS*
      PF and 00


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America



      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
    3,325,962


8.  SHARED VOTING POWER
    0



9.  SOLE DISPOSITIVE POWER
    1,837,562



10. SHARED DISPOSITIVE POWER
    1,488,400 shares are subject to Margin Account Agreements.


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,325,962


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    23.4% of issued and outstanding stock


14. TYPE OF REPORTING PERSON*
    IN


            *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                                                  Page 2 of 5
                   AMENDMENT NO. 4 TO SCHEDULE 13D


     This Amendment No. 4 to the Schedule 13D dated February 23, 1996, as amended by the First Amendment to Schedule 13D dated April 30, 1996, the Second Amendment to Schedule 13D dated September 1, 1996 and the Third Amendment to
Schedule 13D dated October 11, 1996 (the "Existing Schedule 13D"), is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and amends the Existing Schedule 13D to the extent set forth below. Terms defined in the Existing Schedule 13D are used herein as so defined.

Item 3.  Source and Amount of Funds or Other Consideration.

Amend Item 3 of the Existing Schedule 13D by adding the following paragraph:

     The Shares of the Issuer purchased by Mr. Gross in a private sale were acquired at a cost of $1,080,000. The 90,600 Shares of the Issuer acquired by Mr. Gross in open market purchases since October 11, 1996 (the date of the filing of the most recent Amendment to his Schedule 13D) were acquired at a cost (excluding commissions) of $557,037.50. The funds required for all of the foregoing Shares purchased by Mr. Gross were provided, in part, by Mr. Gross's personal funds, and, in part, from funds borrowed by Mr. Gross through his margin accounts at the Brokerage Firms.

Item 5.  Interest in Securities of the Issuer.

The third paragraph of Items 5(a) and (b) of the Existing Schedule 13D is hereby amended to read as follows:

     Mr. Gross beneficially owns 3,325,962 shares of Common Stock, or 23.4% of the Common Stock outstanding. Mr. Gross has the sole power to vote all Shares beneficially owned by him. Mr. Gross has sole power to dispose of all Shares beneficially owned by him, except for rights as to disposition for a total of 1,488,400 Shares granted to the Brokerage Firms under their respective Margin Account Agreements. To the best of Mr. Gross' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

     (c) Listed below are the acquisitions of Shares by Mr. Gross which have occurred since October 11, 1996, the date of Mr. Gross's most recent Amendment to Schedule 13D. Other than the shares purchased on December 19, 1996, which were purchased pursuant to a private sale, the acquisitions were made through open market purchases.

                                                                Page 3 of 5

           Date                Number of Shares   Price Per Share

     November 6, 1996                          100                       $6.00
     November 13, 1996                      30,000                       $6.125
     November 25, 1996                      17,500                       $6.125
     November 26, 1996                      20,000                       $6.125
     November 27, 1996                       3,000                       $6.00
     December 6, 1996                        2,500                       $6.25
     December 9, 1996                        3,000                       $6.25
     December 12, 1996                       4,000                       $6.25
     December 17, 1996                       9,500                       $6.25
     December 18, 1996                       1,000                       $6.25
     December 19, 1996                     160,000                       $6.75
                                ________
               Total                       250,600

Item 6. Contracts, Arrangements, Understanding or Relationship With Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby amended by adding the following paragraph:

     Since the filing of the Existing Schedule 13D, Mr. Gross has added Shares to the margin accounts he has with the Brokerage Firms. As of December 19, 1996, Mr. Gross' Shares are pledged as follows:

          Brokerage Firm           Number of Shares

          Advest                            29,000
          Donaldson, Lufkin & Jenrette     163,500
          Goldman Sachs                     20,000
          Lehman Brothers                1,129,600
          Prudential                       146,300
                                   __________
                    TOTAL                1,488,400

                                                                 Page 4 of 5

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date 12/27/96


/s/  Leon S. Gross





                                                                  Page 5 of 5